Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 25, 2024

Relating to Preliminary Prospectus Supplement dated November 25, 2024 and

Prospectus dated June 9, 2022

Registration No. 333-265509

Golub Capital BDC, Inc.

$150,000,000

6.000% Notes due 2029

PRICING TERM SHEET
November 25, 2024

The following sets forth the final terms of the 6.000% Notes due 2029 (the “Notes”) being offered pursuant to the preliminary prospectus supplement dated November 25, 2024, together with the accompanying prospectus dated June 9, 2022, relating to these securities (the “Preliminary Prospectus”), should be read together with the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

On February 1, 2024, Golub Capital BDC, Inc. (the “Company”) issued $600,000,000 in aggregate principal amount of its 6.000% Notes due 2029 (the “Existing Notes”) pursuant to an indenture dated October 2, 2020 (the “Base Indenture”) as supplemented by the fifth supplemental indenture dated February 1, 2024 (together with the Base Indenture, the “Indenture”) between the Company and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association), as trustee. The securities hereby offered (the “New Notes”) are being issued as “Additional Notes” under the Indenture. The Existing Notes and the New Notes are collectively referred to in this pricing term sheet as the “Notes.”

Issuer:	Golub Capital BDC, Inc. (the “Company”)

Security:	6.000% Notes due 2029

Expected Ratings (Moody’s/S&P/Fitch)*:	Baa3 (positive) / BBB- (stable) / BBB (stable)

Aggregate Principal Amount Offered:	$150,000,000 of New Notes. The New Notes will be part of the same series of notes as the $600,000,000 in aggregate principal amount of the Existing Notes. Upon settlement, the New Notes will be fungible, rank equally, and be treated as a single series with the Existing Notes, and the outstanding aggregate principal amount of the 6.000% Notes due 2029 will be $750,000,000.

Trade Date:	November 25, 2024

Settlement Date**:	December 3, 2024 (T+5)

Maturity Date:	July 15, 2029, unless earlier repurchased or redeemed

Interest Payment Dates:	January 15 and July 15, commencing January 15, 2025. The interest payment on January 15, 2025 will include Aggregate Accrued Interest.

Record Dates:	June 30 and December 30, as the case may be, immediately preceding the relevant interest payment date

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Price to Public (Issue Price):	100.464% plus the Aggregate Accrued Interest

Aggregate Accrued Interest:	$3,450,000.00 of accrued and unpaid interest from and including July 15, 2024 up to, but excluding, the date of delivery of the New Notes

Coupon (Interest Rate):	6.000%

Yield to Maturity:	5.881%

Spread to Benchmark Treasury:	+170 basis points

Benchmark Treasury:	4.125% due October 31, 2029

Benchmark Treasury Price and Yield:	99-24 / 4.181%

Optional Redemption:	Prior to June 15, 2029 (one month prior to the maturity date of the Notes), or the Par Call Date, the Company may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of:

•	100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date, or
•	(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points less (b) interest accrued to the date of redemption.

On or after the Par Call Date, the Company may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	38173M AE2 / US38173MAE21

Joint Book-Running Managers:	SMBC Nikko Securities America, Inc.
J.P. Morgan Securities LLC
Santander US Capital Markets LLC
Truist Securities, Inc.
Capital One Securities, Inc.
MUFG Securities Americas Inc.
Regions Securities LLC
SG Americas Securities, LLC
Wells Fargo Securities, LLC

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Co-Managers:	BNP Paribas Securities Corp.
CastleOak Securities, L.P.
CIBC World Markets Corp.
Comerica Securities, Inc.
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
U.S. Bancorp Investments, Inc.***
WauBank Securities LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** The Company expects that delivery of the New Notes will be made against payment therefor on or about December 3, 2024, which will be the fifth business day following the date of the pricing of the New Notes (such settlement being herein referred to as “T+5”). Under Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the New Notes prior to the business day before the date of delivery hereunder will be required, by virtue of the fact that the New Notes initially will settle in T+5 business days, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement.

*** U.S. Bancorp Investments, Inc., an affiliate of the trustee, is one of the underwriters for this offering.

Investors are advised to carefully consider the investment objective, risks, charges and expenses of the Company before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (the “SEC”), contains this and other information about the Company and should be read carefully before investing.

The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of the Company and is not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted.

A shelf registration statement relating to these securities is on file with, and has been declared effective by, the SEC. The offering may be made only by means of a preliminary prospectus supplement and an accompanying prospectus. The Company has filed the Preliminary Prospectus for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering can arrange to send you the Preliminary Prospectus if you request them by calling SMBC Nikko Securities America, Inc. at 1-888-868-6856, J.P. Morgan Securities LLC at 1-212-834-4533, Santander US Capital Markets LLC at 1-855-403-3636 or Truist Securities, Inc. at 1-800-685-4786.

ABOUT GOLUB CAPITAL BDC, INC.

The Company is an externally-managed, non-diversified closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940. The Company invests primarily in one stop and other senior secured loans to middle market companies that are often sponsored by private equity investors. The Company’s investment activities are managed by its investment adviser, GC Advisors LLC, an affiliate of the Golub Capital LLC group of companies (“Golub Capital”).

ABOUT GOLUB CAPITAL

Golub Capital is a market-leading, award-winning direct lender and experienced private credit manager. The firm specializes in delivering reliable, creative and compelling financing solutions to companies backed by private equity sponsors. Golub Capital’s sponsor finance expertise also forms the foundation of its Broadly Syndicated Loan and Credit Opportunities investment programs. Golub Capital nurtures long-term, win-win partnerships that inspire repeat business from private equity sponsors and investors.

As of October 1, 2024, Golub Capital had over 1,000 employees and over $70 billion of capital under management, a gross measure of invested capital including leverage. The firm has offices in North America, Europe and Asia.

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